0302

02042832

02 JUL 24 AM 10:09

SUPPL

TransCanada

450 - 1st Street S.W.
Calgary, Alberta T2P 5H1
Fax Number: (403)920-2467
Telephone: (403) 920-7675

82-51

CORPORATE - SECRETARIAL - FACSIMILE

*The information contained in this facsimile message is **legally privileged and confidential** and is intended only for the individual or entity named below. If the reader of this information is not the intended recipient, please be notified that any dissemination, distribution or copy of this fax is strictly prohibited. If you have received this fax in error, we would appreciate your notifying the sender at the telephone number provided below and returning the original message to us at the above address by mail. Thank you.*

To: Securities and Exchange Commission

Attention: Filing Desk, Stop 1-4

Fax Number: 202.942.9628

From: Nicole Folwell, Corporate Secretarial

Date: July 22, 2002 Time: 14:30 MDT

Number of Pages (including Cover) seven (7)

Message:

Re: News Release

TC PipeLines, LP Announces Increase in Quarterly Distribution and Second Quarter Earnings

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

Disposition of Original:

Sent by Courier X
Sent by Mail:
Held on our File:

If message is unclear or incomplete, please contact the operator:
Operator: Nicole Folwell Phone: (403) 920-7678

dlw 7/24

TC PipeLines, LP

NewsRelease

TC PipeLines, LP Announces Increase in Quarterly Distribution and Second Quarter Earnings

Calgary, Alberta – July 22, 2002 – (Nasdaq: TCLP) – TC PipeLines, LP (the Partnership) today announced that the board of directors of TC PipeLines GP, Inc., its general partner, has declared the Partnership's 2002 second quarter cash distribution in the amount of US$0.525 per unit. This represents a US$0.025 per unit or 5% increase from the previous quarterly distribution level of US$0.50 per unit. The second quarter distribution will be paid on August 14, 2002 to unitholders of record as of July 31, 2002.

"The increase in cash distribution reflects the excellent performance of our assets as well as our continued commitment to generate sustainable value for our unitholders," said Ron Turner, President and Chief Executive Officer of the general partner. "In addition to increasing our quarterly cash distribution to unitholders, we have diligently focused on strengthening our financial position by reducing our debt outstanding."

In the second quarter, the Partnership paid down US$10 million of its revolving credit facility balance, reducing the Partnership's total debt outstanding to US$11.5 million. Further demonstrating the strength of its financial position, subsequent to the second quarter, the Partnership was also able to use cash on hand to fund a US$4.5 million capital contribution related to the expansion of Tuscarora Gas Transmission Company's pipeline system. The Partnership holds a 49% general partner interest in Tuscarora.

2002 Second Quarter Earnings

The Partnership also announced 2002 second quarter net income of US$12.2 million or US$0.67 per unit, a US$2.4 million or US$0.13 per unit increase compared to 2001 second quarter net income of US$9.8 million or US$0.54 per unit. For the six months ended June 30, 2002, the Partnership earned net income of US$24.1 million or US$1.33 per unit, a US$3.3 million or US$0.18 per unit increase compared to net income of US$20.8 million or US$1.15 per unit for same period last year.

Northern Border Pipeline Company, in which the Partnership holds a 30% general partner interest, was the primary source of the Partnership's increased earnings this quarter.

Equity income from Northern Border Pipeline amounted to US$11.6 million in the second quarter of 2002, an increase of US$2.1 million compared to equity income of US$9.5 million in the second quarter of 2001. The increase is due primarily to incremental revenues from Project 2000, Northern Border Pipeline's 35-mile pipeline extension and expansion, which was completed in October 2001, and lower operations and maintenance expenses. 2002 second quarter equity income is also higher compared to the same period last year due to higher than usual non-operating expenses incurred last year. In the second quarter of 2002, contracts obligating Enron North America (ENA) to pay for 3.4% of Northern Border Pipeline's annualized capacity continued to be suspended. However, Northern Border Pipeline was able to mitigate the majority of this revenue shortfall in the second quarter by re-selling that capacity on a short-term basis at full rates as allowed under the Northern Border Pipeline tariff, which are equivalent to rates under the previous ENA contracts. In addition, ENA agreed to terminate, effective July 1, 2002, contracts representing approximately one half of its Northern Border Pipeline capacity, thereby enabling Northern Border Pipeline to re-market this capacity on a long-term basis. Northern Border Pipeline has now re-sold a majority of this capacity to a third party at maximum rates for a term ending on October 31, 2003.

Equity income from Tuscarora amounted to US$1.0 million in the second quarter of 2002, approximating 2001 second quarter equity income of US$0.9 million.

The Partnership's 2002 second quarter general and administrative expenses of US$0.3 million approximated expenses incurred for the same period last year, while financial charges of US$0.1 million were US$0.2 million lower than the same period last year due primarily to lower average debt balances and lower interest rates.

Conference Call

The Partnership will hold a conference call July 23, 2002 at 4:00 p.m. (eastern). During this call, TC PipeLines, LP's senior executives will review the Partnership's 2002 second quarter results. Those interested in listening to the call may dial 1-800-387-6216. A replay of the conference call will also be available from approximately 6:00 p.m. (eastern) July 23 until July 30, 2002 by dialing 1-800-408-3053 then entering passcode 1191067.

A live web cast of the conference call will also be available through the Partnership's website at www.tcpipelineslp.com in the "Newsroom" section, under "Presentations". An audio replay of the call will be maintained on the website until July 30, 2002.

TC PipeLines, LP is a publicly held master limited partnership. It owns a 30% interest in Northern Border Pipeline Company, a Texas general partnership, and a 49% interest in Tuscarora Gas Transmission Company, a Nevada general partnership. Northern Border Pipeline, which is owned 70% by Northern Border Partners, L.P., a publicly traded master limited partnership controlled by affiliates of Enron Corp., owns a 1,249-mile United States interstate pipeline system that transports natural gas from the Montana-Saskatchewan border to markets in the midwestern United States. Tuscarora owns a 229-mile United States interstate pipeline system that transports natural gas from Oregon, where it interconnects with facilities of PG&E National Energy Group, Gas Transmission Northwest, to northern Nevada. TC PipeLines, LP is managed by its general partner, TC PipeLines GP, Inc., a wholly owned subsidiary of TransCanada PipeLines Limited. Subsidiaries of TransCanada also hold common and subordinated units of the Partnership representing an aggregate 31.41% limited partner interest in the Partnership. Common units of TC PipeLines, LP are quoted on the Nasdaq Stock Market and trade

under the symbol "TCLP". For more information about TC PipeLines, LP, visit the Partnership's website at www.tcpipelineslp.com.

\- 30 -

Media Inquiries:	Glenn Herchak / Kurt Kadatz	(403) 920-7877
Unitholder and Analyst Inquiries:	Theresa Jang	(403) 920-2050
	Toll-free	(877) 290-2772

Cautionary Statement Regarding Forward Looking Information

This news release includes forward-looking statements regarding future events and the future financial performance of TC PipeLines, LP. All forward-looking statements are based on the Partnership's beliefs as well as assumptions made by and information currently available to the Partnership. Words such as "believes", "expects", "intends", "forecasts", "projects", and similar expressions, identify forward-looking statements within the meaning of the Securities Litigation Reform Act. These statements reflect the Partnership's current views with respect to future events and are subject to various risks, uncertainties and assumptions including regulatory decisions, particularly those of the Federal Energy Regulatory Commission, majority control of the Northern Border Pipeline management committee by affiliates of Enron Corp., which has filed for bankruptcy protection, the failure of a shipper on either one of the Partnership's pipelines to perform its contractual obligations, including Sierra Pacific Power Company, the shipper of 94% of Tuscarora's capacity, cost of acquisitions, future demand for natural gas, overcapacity in the industry, and prevailing economic conditions, particularly conditions of the capital and equity markets, and other risks discussed in the Partnership's filings with the Securities and Exchange Commission, including the Partnership's Annual Report on Form 10-K for the year ended December 31, 2001. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statement.

TC PipeLines, LP
Financial Highlights

Statement of Income

(unaudited) (thousands of dollars, except per unit amounts)	Three months ended June 30 2002	 2001	Six months ended June 30 2002	 2001
Equity Income from Investment in Northern Border Pipeline Company [1]	11,552	9,489	22,853	20,256
Equity Income from Investment in Tuscarora Gas Transmission Company [2]	1,027	868	2,113	1,779
General and Administrative Expenses	(304)	(299)	(681)	(656)
Financial Charges	(61)	(265)	(149)	(623)
Net Income	12,214	9,793	24,136	20,756
Net Income per Unit [3]	$0.67	$0.54	$1.33	$1.15
Units Outstanding (thousands)	17,500	17,500	17,500	17,500

Balance Sheet

(thousands of dollars)	June 30, 2002 (unaudited)	December 31, 2001 (audited)
Assets		
Cash	6,268	9,194
Investment in Northern Border Pipeline Company [1]	248,454	250,078
Investment in Tuscarora Gas Transmission Company [2]	29,042	29,297
Deferred Amounts	170	119
	283,934	288,688
Liabilities and Partners' Equity		
Current Liabilities	422	484
Long-Term Debt	11,500	21,500
Partners' Equity	272,012	266,704
	283,934	288,688

Cash Flow Information

Six months ended June 30 (unaudited) (thousands of dollars)	2002	2001
Distributions Received from Equity Investments		
Northern Border Pipeline Company	23,986	20,961
Tuscarora Gas Transmission Company	2,161	824
Distributions Paid	(18,130)	(17,100)
Repayment of Long-Term Debt	(10,000)	-
Other	(943)	(1,624)
(Decrease)/Increase In Cash	(2,926)	3,091

[1] **Northern Border Pipeline Company**

TC PipeLines, LP holds a 30% general partner interest in Northern Border Pipeline Company. Summarized operating and financial information of Northern Border Pipeline for the three and six months ended June 30, 2002 and 2001 and as at June 30, 2002 and December 31, 2001 is as follows:

	Three months ended June 30		Six months ended June 30	
(unaudited)	**2002**	2001	**2002**	2001
Operating Results				
Gas Delivered (million cubic feet)	**210,656**	201,965	**412,607**	416,278
Average Throughput (million cubic feet per day)	**2,384**	2,278	**2,346**	2,367
Financial Results (millions of dollars)				
Operating Revenue	**80.2**	77.0	**158.3**	154.0
Operating Expenses				
Operations and Maintenance	**7.2**	9.0	**14.4**	17.5
Depreciation and Amortization	**14.5**	14.3	**29.0**	28.7
Taxes other than Income	**6.5**	7.0	**13.0**	10.7
Total Operating Expenses	**28.2**	30.3	**56.4**	56.9
Operating Income	**52.0**	46.7	**101.9**	97.1
Interest Expense, Net	**(13.8)**	(13.7)	**(26.8)**	(28.8)
Other Income/(Expense)	**0.3**	(1.4)	**1.1**	(0.8)
Net Income	**38.5**	31.6	**76.2**	67.5
Capital Expenditures (millions of dollars)				
Maintenance	**0.6**	2.4	**2.7**	3.2
Growth	**0.5**	8.6	**0.5**	12.4

Summary Balance Sheet Data (millions of dollars)	**June 30, 2002** (unaudited)	December 31, 2001 (audited)
Total Assets	**1,726.1**	1,751.9
Other Current Liabilities and Reserves and Deferred Credits	**52.9**	54.6
Long-Term Debt (including current maturities)	**845.1**	863.7
Partners' Capital	**820.6**	824.4
Accumulated Other Comprehensive Income	**7.5**	9.2
Total Liabilities and Partners' Equity	**1,726.1**	1,751.9

(2) **Tuscarora Gas Transmission Company**

TC PipeLines, LP holds a 49% general partner interest in Tuscarora Gas Transmission Company. Summarized operating and financial information of Tuscarora for the three and six months ended June 30, 2002 and 2001 and as at June 30, 2002 and December 31, 2001 is as follows:

(unaudited)	Three months ended June 30 2002	2001	Six months ended June 30 2002	2001
Operating Results				
Gas Delivered (million cubic feet)	**3,651**	3,777	**11,215**	11,900
Average Throughput (million cubic feet per day)	**40**	42	**62**	66
Financial Results (millions of dollars)				
Operating Revenue	**5.6**	5.3	**11.2**	10.5
Operating Expenses				
Operations, Maintenance & Administrative	**0.4**	0.4	**0.8**	0.7
Depreciation and Amortization	**1.2**	1.2	**2.4**	2.3
Taxes other than Income	**0.3**	0.2	**0.5**	0.5
Total Operating Expenses	**1.9**	1.8	**3.7**	3.5
Operating Income	**3.7**	3.5	**7.5**	7.0
Interest Expense, Net	**(1.5)**	(1.6)	**(3.0)**	(3.1)
Other Income	**0.2**	0.1	**0.3**	0.2
Net Income	**2.4**	2.0	**4.8**	4.1
Capital Expenditures (millions of dollars)				
Maintenance	**0.2**	0.1	**0.2**	0.1
Growth	**9.0**	0.7	**10.3**	3.3

Summary Balance Sheet Data (millions of dollars)	June 30, 2002 (unaudited)	December 31, 2001 (audited)
Total Assets	**134.1**	126.1
Other Current Liabilities and Reserves and Deferred Credits	**3.7**	3.5
Long-Term Debt (including current maturities)	**92.1**	84.2
Partners' Capital	**38.2**	37.9
Accumulated Other Comprehensive Income	**0.1**	0.5
Total Liabilities and Partners' Equity	**134.1**	126.1

(3) Net income per unit is computed by dividing net income, after deduction of the general partners' allocation, by the number of common and subordinated units outstanding.

****
*** RX REPORT ***
****

RECEPTION OK

TX/RX NO	8129
CONNECTION TEL	403 920 2460
SUBADDRESS	
CONNECTION ID	
ST. TIME	07/22 15:34
USAGE T	02'10
PGS.	7
RESULT	OK